SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of September 11, 2007

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Finance Plc

(Additional Registrant)

Fibernet Group Limited

(Additional Registrant)

Fibernet UK Limited

(Additional Registrant)

Fibernet Limited

(Additional Registrant)

(Exact name of Registrants as specified in their respective charters)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 10, 2007, Global Crossing (UK) Finance plc issued a press release announcing its extension of its offer launched on August 10, 2007 to exchange £52 million of its 11.75 percent Sterling-denominated senior secured notes due in 2014 and issued on December 28, 2006, for an equivalent amount of newly-issued 11.75 percent Sterling-denominated senior secured notes due in 2014 that have been registered under the Securities Act of 1933, as amended. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 10, 2007.

Exhibit 99.1

Global Crossing Announces Extension of Exchange Offer on Sterling-Denominated Senior Secured Notes

FOR IMMEDIATE RELEASE: MONDAY, SEPTEMBER 10, 2007

London — Global Crossing (UK) Finance plc (“GCUK Finance”) today announced the extension of its offer launched on August 10, 2007 to exchange £52 million of its 11.75 percent Sterling-denominated senior secured notes due in 2014 and issued on December 28, 2006, for an equivalent amount of newly-issued 11.75 percent Sterling-denominated senior secured notes due in 2014 that have been registered under the Securities Act of 1933, as amended.

Under the indenture governing the 11.75 percent Sterling-denominated senior secured notes due in 2014, GCUK Finance must furnish certain financial information for the quarter ended June 30, 2007 to holders of its notes on or before September 13, 2007. In anticipation of making this information available, which GCUK Finance expects to do on September 13, 2007, the company has decided to extend the offer in order to provide such information to holders of the notes. Any such information will be provided pursuant to a prospectus supplement (“Prospectus Supplement”).

Pursuant to this press release, GCUK Finance is hereby extending the exchange offer from its initial expiration time of 5:00 p.m. BST on September 10, 2007 until 9:00 a.m. BST on September 21, 2007.

The Prospectus Supplement will be delivered by the exchange agent, The Bank of New York, to the holders of the notes. The Prospectus Supplement will also be available on the Web site of GCUK Finance at http://investors.globalcrossing.com/sec.cfm. Holders with any questions may contact Peter Howard or Daniel Giles at The Bank of New York at + 44 20 7964 6873 / 2536 or by e-mail at eventsadmin@bankofny.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to purchase. No sale of these securities shall occur in any jurisdiction on which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of said jurisdiction.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 320 cities in 31 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

Statements in this press release about expected future events and financial results are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Analysts/Investors Contact

Gino Mathew

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/s/ GEORGE McDEVITT
Name:	George McDevitt
Title:	Chief Financial Officer

GLOBAL CROSSING (UK) FINANCE PLC

By:	/s/ GEORGE McDEVITT
Name:	George McDevitt
Title:	Chief Financial Officer

FIBERNET GROUP LIMITED

By:	/s/ GEORGE McDEVITT
Name:	George McDevitt
Title:	Chief Financial Officer

FIBERNET UK LIMITED

By:	/s/ GEORGE McDEVITT
Name:	George McDevitt
Title:	Chief Financial Officer

FIBERNET LIMITED

By:	/s/ GEORGE McDEVITT
Name:	George McDevitt
Title:	Chief Financial Officer

Date: September 11, 2007